Exhibit 99.1

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of April 30, 2025	As of October 31, 2024
ASSETS
Current Assets:
Cash and cash equivalents	$13,248,829	$6,862,970
Accounts receivable	3,888,562	7,582,530
Prepayments, prepaid expenses and other current assets	7,715,107	8,078,301
Deferred compensation expense	6,627,939	3,338,719
Due from related parties	-	3,472
Total Current Assets	31,480,437	25,865,992

Property and equipment, net	5,170	201
Prepayments, prepaid expenses and other non-current assets	916,706	869,779
Deferred compensation expense -long term	9,139,909	2,447,180
Operating lease right of use asset, net	140,476	23,407
Total Assets	$41,682,698	$29,206,559

LIABILITIES AND EQUITY

Current Liabilities:
Current maturity of long-term bank loan	$84,896	$580,076
Accounts payable	881,536	569,188
Advance from customers	6,927,920	5,784,425
Accrued expenses and other liabilities	7,198,116	7,086,156
Operating lease liability-current	75,186	23,407
Taxes payable	-	7,756
Due to related parties	83,080	5,502,907
Total Current Liabilities	15,250,734	19,553,915

Long-term bank loans	916,923	916,923
Operating lease liability-noncurrent	65,290	-
Deferred tax liability	107	107
Total Liabilities	16,233,054	20,470,945

COMMITMENTS AND CONTINGENCIES(Note 12)

Equity:
Class A Ordinary Shares, $0.0025 par value, 489,900,000 shares authorized, 5,600,000 and 4,715,419 shares issued and outstanding at April 30, 2025 and October 31, 2024, respectively*	14,001	11,790
Class B Ordinary Shares, $0.0025 par value, 10,100,000 shares authorized, 100,000 and nil shares issued and outstanding at April 30, 2025 and October 31, 2024, respectively*	250	-
Additional paid-in capital	65,952,423	33,904,575
Accumulated deficit	(44,786,713)	(28,553,022)
Total Shareholders’ Equity	21,179,961	5,363,343
Non-controlling interest	4,269,683	3,372,271
Total Equity	25,449,644	8,735,614
Total Liabilities and Equity	$41,682,698	$29,206,559

*	Retroactively restated for twenty-five-for-one share consolidation on July 16, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	April 30, 2025	April 30, 2024

Revenue
Ocean freight revenue	$98,993,119	$33,211,799
Vessel services revenue and others	422,840	1,643,746
Total revenue	99,415,959	34,855,545

Cost of revenues	95,454,109	32,425,944
Gross profit	3,961,850	2,429,601

Operating expenses:
Share-based compensation	14,245,605	81,546
General and administrative expenses	2,118,962	2,204,407
Total operating expenses	16,364,567	2,285,953

(Loss) income from operations	(12,402,717)	143,648

Other income (expense)
Interest income	6,652	1,733
Interest expense	(30,214)	(49,477)
Change in fair value of convertible notes	-	(320,218)
Other income (expense), net	21,775	(15,555)
Total other expense, net	(1,787)	(383,517)

Loss before income taxes	(12,404,504)	(239,869)

Provision for income taxes	1,280	4,139

Net loss	(12,405,784)	(244,008)
Less: Net income attributable to non-controlling interests	897,412	527,657
Net loss attributable to the Company	$(13,303,196)	$(771,665)

Comprehensive loss	(12,405,784)	(244,008)
Less: Comprehensive income attributable to non-controlling interests	897,412	527,657
Comprehensive loss attributable to the Company	$(13,303,196)	$(771,665)

Loss per share attributable to the Company - Basic and diluted*	$(3.29)	$(0.37)
Weighted Average Shares Outstanding - Basic and diluted*	4,939,914	2,113,706

*	Retroactively restated for twenty-five-for-one share consolidation on July 16, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED APRIL 30, 2025 AND 2024

	Ordinary shares *				Additional Paid in	Retained Earnings (Accumulated	Non-controlling
	Class A	Amount	Class B	Amount	Capital	Deficits)	interest	Total
Balance at November 1, 2023	2,110,983	$5,278	-	$-	$(457,183)	$(4,955,326)	$(1,857,575)	$(7,264,806)
Issuance of shares for services	60,000	150	-	-	825,575	-	-	825,725
Ordinary shares issued for convertible notes settlement	600	2	-	-	8,466	-	-	8,468
Net income (loss) for the period	-	-	-	-	-	(771,665)	527,657	(244,008)
Balance as of April 30, 2024	2,171,583	$5,430	-	$-	$376,858	$(5,726,991)	$(1,329,918)	$(6,674,621)

Balance at November 1, 2024	4,715,419	$11,790	-	$-	$33,904,575	$(28,553,022)	$3,372,271	$8,735,614
Share-based compensation	430,169	1,075	-	-	24,290,610	-	-	24,291,685
Issuance of shares for warrants settlement	-	-	100,000	250	(250)	-	-	-
Issuance of shares for warrants exercise	386,427	966	-	-	374,164	-	-	375,130
Issuance of shares for private placement	67,985	170	-	-	4,452,829	-	-	4,452,999
Warrants modification	-	-	-	-	2,930,495	(2,930,495)	-	-
Net income (loss) for the period	-	-	-	-	-	(13,303,196)	897,412	(12,405,784)
Balance as of April 30, 2025	5,600,000	$14,001	100,000	$250	$65,952,423	$(44,786,713)	$4,269,683	$25,449,644

*	Retroactively restated for twenty-five-for-one share consolidation on July 16, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	April 30, 2025	April 30, 2024

Cash flows from operating activities:
Net loss	$(12,405,784)	$(244,008)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	102	9,917
Deferred tax benefit	-	(110)
Amortization of operating lease right-of-use assets	35,603	44,172
Share-based compensation	14,245,605	81,546
Change in fair value of convertible notes	-	320,218
Changes in operating assets and liabilities:
Accounts receivable	3,693,968	(3,050,210)
Prepayments and other assets	316,268	(128,358)
Due from related parties	(202)	(2,467)
Accounts payable	312,349	(251,934)
Advance from customers	1,143,495	(83,551)
Accrued expenses and other liabilities	(776,092)	(155,862)
Taxes payable	(7,756)	4,249
Operating leases liabilities	(35,603)	(44,192)
Net cash provided by (used in) operating activities	6,521,953	(3,500,590)

Cash flows from investing activities:
Additions to property and equipment	(5,071)	-
Net cash used in investing activities	(5,071)	-

Cash flows from financing activities:
Repayment to related parties	(623,659)	(2,010,521)
Loans from related parties	612,686	5,856,540
Repayment of long-term bank loans	(495,180)	(460,579)
Cash received from warrants exercised	375,130	-
Proceeds from convertible notes	-	1,324,910
Repayment of convertible notes	-	(62,925)
Net cash (used in) provided by financing activities	(131,023)	4,647,425

Net increase in cash and cash equivalents	6,385,859	1,146,835
Cash and cash equivalents, beginning of period	6,862,970	2,219,973
Cash and cash equivalents, end of period	$13,248,829	$3,366,808

Supplemental disclosure information:
Cash paid for income tax	$1,548	$4,139
Cash paid for interest	$30,214	$303,120
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$152,672	$-
Ordinary Shares issued for settlement of convertible notes	$-	$8,468
Ordinary Shares issued for deferred compensation expense	$9,981,949	$744,179
Ordinary Shares issued for settlement of liabilities in a private placement	$4,452,999	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

High-Trend International Group (the “Company”), formerly known as Caravelle International Group, and its subsidiaries (together the “Group”) is an international operator of ocean transportation services. It is engaged in seaborne transportation services under voyage contracts as well as vessels services for and on behalf of ship owners. The Company, a Cayman Islands exempted company, was formed on February 28, 2022 to serve as a holding company. On January 3, 2025, the annual general meeting of shareholders approved the Company’s name change from “Caravelle International Group” to “High-Trend International Group”.

Reverse Recapitalization

On April 5, 2022, Pacifico Acquisition Corp. (“Pacifico”) entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger (the “SPAC Transaction”) dated August 15, 2022 (the “Merger Agreement”), by and among Caravelle Group Co., Ltd (“Caravelle Group”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of the Company (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub 2” and, together with the Company and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group.

On December 16, 2022, the SPAC Transaction was completed and the Company became a publicly traded holding company listed on the Nasdaq Capital Market and Caravelle Group became a wholly owned subsidiary of the Company. The SPAC Transaction was completed through a two-step process as follows:

(Step 1) Merger Sub 1 merged with and into Caravelle Group (the “Initial Merger”), and Caravelle Group was the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of the Company, and

(Step 2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico was the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of the Company (collectively, the “SPAC Transaction” or “reverse merger”).

As a result of the SPAC Transaction, among other things, (i) all outstanding Ordinary Shares of Caravelle Group were cancelled in exchange for 50,000,000 (post-reverse stock split adjusted 2,000,000) Class A Ordinary Shares of the Company, (ii) each outstanding unit of Pacifico (the “Pacifico Unit”) was automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) was cancelled in exchange for the right to receive one (1) Class A Ordinary Share of the Company, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) were contributed in exchange for one (1) one Class A Ordinary Share of the Company, and were cancelled and ceased to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) were automatically cancelled and ceased to exist in exchange for one (1) unit purchase option of the Company (the “UPO”).

Caravelle Group was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Transaction. Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Caravelle Group’s shareholders held a majority of the voting power of the combined company, Caravelle Group’s business comprised all of the ongoing operations of the combined entity, Caravelle Group comprised a majority of the governing body of the combined company, and Caravelle Group’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction was accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of Pacifico, accompanied by a recapitalization. Caravelle Group was determined to be the predecessor, and the historical financial statements of Caravelle Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the Caravelle Group.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As of April 30, 2025, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation/ Acquisition	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Caravelle Group Co., Ltd (“Caravelle Group”)	April 1, 2021	Cayman Islands	100%	Investment Holding
SGEX Group Co., Ltd (“SGEX”)	April 19, 2021	British Virgin Islands (“BVI”)	100%	Investment Holding
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	July 23, 2012	Samoa	90%	Transportation service
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	October 30, 2015	Singapore	61% owned subsidiary of Topsheen Samoa	Transportation service
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	March 16, 2019	Singapore	100% owned subsidiary of Topsheen Shipping	Transportation service
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	December 6, 2020	Singapore	100%	Transportation and heating business

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended April 30, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s annual report on Form 20-F for the fiscal year ended October 31, 2024 filed with the SEC on February 27, 2025.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. The operating results of the non-controlling interests is presented on the face of the unaudited condensed consolidated statements of operations as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Group. As of April 30, 2025 and October 31, 2024, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Shipping Group Corporation and Topsheen Shipping Singapore Pte. Ltd.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassification

During the period, the Company separated deferred compensation expense from prepayments, prepaid expenses and other assets and comparative amounts in the unaudited condensed consolidated balance sheets and the unaudited condensed consolidated statement of operations and comprehensive loss were restated for consistency.

Foreign currency translation

The Group follows U.S. GAAP for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in shareholders’ equity. For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at monthly exchange rates which approximate average exchange rates in effect during each year, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. For the six months ended April 30, 2025 and 2024, all the Group’s functional currency is the U.S. Dollar.

 Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, the allowance for credit losses of accounts receivable, useful lives and assessment for impairment of long-lived assets, fair value of the convertible notes and warrants well as share-based compensation. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for credit losses. Most accounts receivable are collected within one month. On November 1, 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. No allowance was recorded as of April 30, 2025 and October 31, 2024, respectively.

Prepayments, prepaid expenses and other assets

Prepayments, prepaid expenses and other assets primarily consist of prepayments for fuel and other costs, prepayments for keyman insurance and advances to employees, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, prepayments, prepaid expenses and other current assets, accounts payables, balances with related parties, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Revenue recognition

The Group is an international operator of comprehensive ocean transportation service. On November 1, 2019, the Group adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group primarily derives its freight revenue from voyage contracts and provides vessel services.

In accordance with ASC 606, the Group evaluates whether our businesses themselves promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on the evaluation of the control model, the Group determined that the Group is the principal to the transaction for voyage contracts and the related revenue from voyage contracts is recognized on a gross basis based on the transfer of control to the customer. The Group’s vessel service contracts engage in certain transactions wherein the Group act as an agent of ship owners. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions and taxes and duties.

 HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from voyage contracts

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancelable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group was unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For the unfinished voyages, the Group estimates the percentage of completion based on voyage days completed and total estimated voyage days. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners and commercial management. As the operator of the vessels, the Group undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements span within one year and are typically billed on a monthly basis. The Vessel service revenue is recorded on a net basis. Net revenue includes billings to customers, net of voyage operating expenses incurred. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contract.

Revenue from others

Starting in March 2025, the Group provides consulting services related to shipboard exhaust gases capture technologies. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognizes revenue ratably over the term of the contract using the straightly line method.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable were $3,888,562 and $7,582,530 as of April 30, 2025 and October 31, 2024, respectively. Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of April 30, 2025 and October 31, 2024, the advances from customers amounted to $6,927,920 and $5,784,425, respectively. The Group expects to recognize the entire contract liabilities as of April 30, 2024 as revenue in the next 12 months.

For the six months ended April 30, 2025 and 2024, the disaggregation of revenue is as follows:

	For the Six Months Ended
	April 30, 2025	April 30, 2024
Ocean freight revenue	$98,993,119	$33,211,799
Vessel services revenue and others*	422,840	1,643,746
Total	$99,415,959	$34,855,545

*	During the six months ended April 30, 2025 and 2024, these revenues included $422,840 and Nil respectively of revenue from consulting services provided to customers related to shipboard exhaust gases capture technologies.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended April 30, 2025 and 2024. All of the tax returns of the Company’s subsidiaries in Singapore remain subject to examination by the tax authorities for four years from the date of filing.

Loss per share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential issuances of Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended April 30, 2025 and 2024, there were no dilutive securities.

Related parties

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Concentrations of risks

a. Significant customers

For the six months ended April 30, 2025, one customer accounted for approximately 19% of the Group’s total revenues. For the six months ended April 30, 2024, no customer accounted for more than 10% of the Group’s total revenues. As of April 30, 2025, one customer accounted for approximately 14% of the Group’s accounts receivable. As of October 31, 2024, two customers accounted for approximately 23% and 11% of the Group’s accounts receivable, respectively.

b. Significant suppliers

For the six months ended April 30, 2025, one related-party supplier accounted for approximately 23% of the Group’s total purchases. For the six months ended April 30, 2024, one related-party supplier accounted for approximately 22% of the Group’s total purchases. As of April 30, 2025, four third-party suppliers accounted for approximately 35%, 24%, 21% and 10% of the Group’s total accounts payable, respectively. As of October 31, 2024, two third-party suppliers accounted for approximately 69% and 24% of the Group’s total accounts payable, respectively.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

c. Cash and cash equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality. As of April 30, 2025 and October 31, 2024, the aggregate amount of cash and cash equivalents of $11,953,538 and $5,754,599, respectively, was held at major financial institutions in Singapore, where there is a Singapore Dollar 100,000 (or $76,605) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of April 30, 2025, the total insured balance of $114,542 was covered by Singapore deposit insurance.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. This ASU will result in additional required disclosures when adopted, where applicable. The Group is currently evaluating the potential impact of adopting this guidance on its financial-statements and does not expect the adoption of ASU-2023-07 will have a material effect on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The Group is currently evaluating the potential impact of adopting this guidance on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. he FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	April 30, 2025	October 31, 2024
Accounts receivable	$3,888,562	$7,582,530

Approximately $1.9 million or 49% of the accounts receivable balance as of April 30, 2025 was subsequently collected as of May 31, 2025.

Note 4 — PREPAYMENTS, PREPAID EXPENSES AND OTHER ASSETS

Prepayments, prepaid expenses and other assets consisted of the following:

	April 30, 2025	October 31, 2024
Prepayment for fuel and other costs	$7,566,967	$7,921,703
Prepayment for keyman insurance	916,706	869,779
Others	148,140	156,598
Total	$8,631,813	$8,948,080
Including:
Prepayments, prepaid expenses and other current assets	$7,715,107	$8,078,301
Prepayments, prepaid expenses and other non-current assets	$916,706	$869,779

Note 5 — DEFERRED COMPENSATION EXPENSES

Deferred compensation expenses consisted of the following:

	April 30, 2025	October 31, 2024
Deferred compensation expenses (1)	15,767,848	5,785,899
Total	$15,767,848	$5,785,899
Including:
Deferred compensation expenses	$6,627,939	$3,338,719
Deferred compensation expense -long term	$9,139,909	$2,447,180

(1)	During the six months ended April 30, 2025, the Company issued an aggregate of 10,754,224 (post-reverse stock split adjusted 430,169) Class A Ordinary Shares to certain directors, managers and consultant as compensation to replace their cash salaries and related compensations as well as provide incentives for future business development. The share awards are vested in accordance with the terms of their service contracts, which generally ranges from 1 to 3 years. As of April 30, 2025, the fair value of unvested shares was $15,767,848, which was considered as prepaid portion of share-based compensation and included in the prepayment, prepaid expense and other assets.

Note 6 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	April 30, 2025	October 31, 2024
Accrued expenses (1)	$5,028,292	$5,853,795
Board compensation payable	299,595	363,726
Due to a third-party (2)	952,181	-
Other payable	918,048	868,635
Accrued expenses and other liabilities	$7,198,116	$7,086,156

(1)	The balance represented accrued contract expenses.

(2)	The balance was advanced by Dr. Guohua Zhang (former Chief Executive Officer and Chairman of the Board of the Company) before October 31, 2024 (Detail see Note 9).

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — BANK LOANS

Bank loan consisted of the following loans:

	April 30, 2025	October 31, 2024
Loan from DBS Bank (due on May 13, 2025) (1)	$84,896	$580,076
Revolving credit for keyman insurance (2)	916,923	916,923
Total	1,001,819	1,496,999
Less: current maturity of long-term bank loan	84,896	580,076
Long term of bank loans	$916,923	$916,923

(1)	On April 9, 2020, the Group signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,650,434 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. The bank loan was secured by Mr. Dong Zhang. The Group is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of April 30, 2025 and October 31, 2024, the balance was $84,896 and $580,076, respectively. The Group repaid the remaining balance on May 13, 2025.

(2)	On February 14, 2020, the Group obtained a revolving credit facility I (RCF I) from DBS Bank Ltd. of $916,923 that was used to settle the premium of an insurance policy. The weighted average effective interest rate is 2.7% for the six months ended April 30, 2025. The revolving credit facility is secured by way of first legal assignment of all rights, title, interests and benefits under and arising out of the insurance policy including all proceeds payable under the insurance policy and all proceeds of any repayment or refund of premium by the insurer. The Company has the intent and ability to refinance the credit facility on a long-term basis.

Interest expense for the above-mentioned loans amounted to $30,214 and $19,952 for the six months ended April 30, 2025 and 2024 respectively. The effective interest rate was 2.1% and 2.2% for the six months ended April 30, 2025 and 2024, respectively.

The repayment schedule for the bank loans are as follows:

For the period ending April 30,
2025	$84,896
For the year ending October 31,
2026	-
2027	-
2028	-
2029	-
Thereafter	916,923
Total	$1,001,819

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LEASE

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the six months ended April 30, 2025 and 2024 amounted to $36,215 and $49,140, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	April 30, 2025	October 31, 2024
Operating lease right of use assets, net	$140,476	$23,407

Operating lease liabilities - current	$75,186	$23,407
Operating lease liabilities - non-current	65,290	-
Total operating lease liabilities	$140,476	$23,407

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of April 30, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.83 years
Weighted average discount rate	4.6%

Maturities of lease liabilities as follow:

Twelve months ending April 30,	Amount
2026	$79,975
2027	66,646
Total future minimum lease payments	146,621
Less: imputed interest	6,145
Present value of lease liabilities	$140,476

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of April 30, 2025 and October 31, 2024 and transactions for the six months ended April 30, 2025 and 2024 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Dr. Guohua Zhang (1)	Former Chief Executive Officer and Chairman of the Board
Mr. Jinyu Chang (2)	Controller of the Company, former Chairman of the Board
Mr. Dong Zhang	10% shareholder of Topsheen Samoa, 39% shareholder of Topsheen Shipping
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Shoucheng, Lei, director of Topsheen Shipping
Topsheen Shipping Limited (“Topsheen Ltd.”)	Related to Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang, former principal shareholder, Chief Shipping Officer and director
Top Wisdom Shipping Management Co. Limited	Related to Mr. Dong Zhang
Max Bright Marine Service Co. Ltd.	Related to Mr. Dong Zhang
Top Legend Shipping Co. Limited	Related to Mr. Dong Zhang
Top Creation International (HK) Limited	Related to Mr. Dong Zhang
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang
Top Moral Shipping Limited	Related to Mr. Dong Zhang
High-Trend Holdings USA LLC (“High-Trend”)	Controlled by Mr. Jinyu Chang
Speed Wealthy Ltd.	Controlled by Mr. Dong Zhang

(1)

Prior to July 11, 2024, Dr. Guohua Zhang (“Dr. Zhang”), the former Chairman of the Board of Directors and the Chief Executive Officer and Interim Chief Financial Officer of our company was the ultimate controlling shareholder of our company, holding a 67.14% beneficial ownership interest of the Company’s outstanding Class A Ordinary Shares. On July 11, 2024, Dr. Zhang and an affiliate transferred 20,000,000 (post-reverse stock split adjusted 800,000) Class A Ordinary Shares, representing 35.85% of the Company’s outstanding shares, to High-Trend. In connection with the transaction, Dr. Zhang resigned as the Company’ Chief Executive Officer and Interim Chief Financial Officer and ceased to serve as Chairman of the Board of Directors of the Company on October 16, 2024. The Company’s shareholders voted to approve the proposed removal of Dr. Zhang as a director of the Company on January 3, 2025. After the July 11, 2024 transaction, Mr. Jinyu Chang as the sole shareholder and manager of High-Trend, became the ultimate controlling shareholder of the Company.

As of April 22, 2025, Dr. Zhang held less than a 10% beneficial ownership interest of the Company, as a result, Dr. Zhang ceased to be a related party since April 22, 2025.

(2)	Effective March 13, 2025, Mr. Jinyu Chang resigned as the chairman of the Board of Directors of the Company, but continued to serve as a director of the Company. Also, effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the chairman of the Board of the Company.

(a) Due from related parties

Due from related parties consisted of the following:

	April 30, 2025	October 31, 2024
High-Trend (1)	$-	$3,472
Total	$-	$3,472

(1)	The balance was a one-time advance to cover emergency business costs of High-Trend as of October 31, 2024 and was collected in November 2024.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTY TRANSACTIONS (continued)

(b) Due to related parties

Due to related parties consisted of the following:

	April 30, 2025	October 31, 2024
Topsheen Shipping Limited (1)	$76,376	$4,540,347
Shanghai Weisheng International Logistics Co., Ltd.	1,624	4,137
Nanjing Derun Shipping Co., Ltd.	-	6,242
High-Trend	5,080	-
Dr. Guohua Zhang (2)	-	952,181
Total	$83,080	$5,502,907

(1)	The balances mainly represented the working capital advances provided by Topsheen Shipping Limited and was extinguished pursuant to an agreement signed on March 10, 2025. (see below (c) Issuance of shares for private placement/warrants settlement to related parties)

(2)	As of October 31, 2024, Dr. Guohua Zhang advanced $952,181 to the Group to pay operating business expanses. All these advances are non-interest bearing and due on demand. As Dr. Guohua Zhang was no longer a related party as of April 30, 2025, the balance of $952,181 was reclassified to accrued expenses and other liabilities.

(c) Issuance of shares for private placement/warrants settlement to related parties

On March 10, 2025, the Company closed a private placement with Speed Wealthy Ltd. The Company issued 1,699,618 Class A Ordinary Shares (post-reverse stock split adjusted 67,985) of the Company at a price of $2.62 per share (post-reverse stock split adjusted $65.5) for consideration of $4,452,999. On March 10, 2025, Speed Wealthy Ltd. and Topsheen Shipping Limited, which companies are related to Mr. Dong Zhang, and our company entered into an agreement, pursuant to which Speed Wealthy Ltd.’s payment obligation for the shares issued in the above private placement was fully satisfied by extinguishing the Company’s debt obligations to Topsheen Shipping Limited.

On March 24, 2025, the Company settled 3,345,698 (post-reverse stock split adjusted 133,828) warrants held by High-Trend by issuance of 2,500,000 (post-reverse stock split adjusted 100,000) Class B Ordinary Shares to High-Trend. Based on the valuation report issued by an independent valuation firm, the fair value of the 2,500,000 (post-reverse stock split adjusted 100,000) Class B Ordinary Shares approximated the fair value of the 3,345,698 (post-reverse stock split adjusted 133,828) warrants immediately before the settlement, as a result, the Company determined that there was no gain or loss to be recognized for the above transaction.

(d) Services provided by related parties*

	For the six months ended April 30,	For the six months ended April 30,
	2025	2024
Topsheen Shipping Limited	$22,745,704	$9,195,145
Max Bright Marine Service Co. Ltd.	2,192,188	2,516,981
Top Wisdom Shipping Management Co. Limited	35,304	62,497
Top Creation International (HK) Limited	2,718,771	-
Top Moral Shipping Limited	2,086,388	1,257,907
Top Legend Shipping Co. Limited	2,186,844	-
Total	$31,965,199	$13,032,530

*	The Group have had and continues to have a significant number of related party transactions, primarily with companies controlled by or related to Mr. Dong Zhang. These related party transactions are of two types: (1) the Group engages the companies controlled by or related to Mr. Dong Zhang to lease vessels in the market and sub-lease them to the Group; and (2) these companies hire the Company to provide transportation/freight services on their behalf.
Because each of these companies has specific relationships with different vessel owners, each of them is able to lease vessels of different types and availability for the Group.

The Group leases vessels from the above related parties throughout the year pursuant to either term agreements with Topsheen Ltd. or one-off arrangements (such as during peak season), which are frequent throughout the year with different related parties. The Group also provide transportation/freight to related parties frequently throughout the year pursuant to one-off arrangements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — RELATED PARTY TRANSACTIONS (continued)

(e) Services provided to related parties**

The Group provides transportation/freight services to related parties frequently throughout the year pursuant to one-off arrangements.

	For the six months ended April 30,	For the six months ended April 30,
	2025	2024
Shanghai Weisheng International Logistics Co., Ltd	$51,882	$194,192
Nanjing Derun Shipping Co., Ltd	23,688	61,009
Topsheen Shipping Limited	-	1,556,575
Total	$75,570	$1,811,776

**	The Group generally provided transportation services to the above related parties.

(f) Loan guarantee provided by a related party

Mr. Dong Zhang provided a guarantee for the repayment of the Group’s long-term loan from April 9, 2020 to May 13, 2025. (See Note 7)

(g) Strategic purchase contract with a related party

On April 20, 2022, the Company entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party controlled by Dr. Guohua Zhang. The Company agreed to purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”) which was to be paid in four instalments with the first payment (30% of the Consideration) payable on the Company’s acceptance of New Galion’s ship modification design report for the Systems. New Galion agreed to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Company’s shipment schedule. On June 20, 2022, the Company entered into a supplemental agreement with New Galion to defer the first delivery. The Company had the obligations to make prepayment under the agreement but did not make any payments to New Galion when it was apparent to us that their technologies would not meet our requirements. New Galion did not deliver any Systems. This agreement was mutually terminated on February 29, 2024.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman

The Company is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

BVI

SGEX is incorporated in the British Virgin Islands (“BVI”) as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Samoa

Topsheen Shipping Group Corporation was incorporated in Samoa. There is no income tax for income sourced or earned outside Samoa. Accordingly, the Group’s consolidated financial statements do not present any income tax provisions related to Samoa tax as all income was earned outside of Samoa.  If the Group had any income sourced to Samoa, it would be taxed at 27%.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Topsheen Samoa, Topsheen Shipping and Topsheen Bulk participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity of these companies is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was received in November 2015 for a period of ten years. The impact of the tax exemption noted above decreased taxes by $nil for the six months ended April 30, 2025 and 2024. The benefit of the tax exemption on net income (loss) per share (basic and diluted) were $nil per share for the six months ended April 30, 2025 and 2024. As the Company’s revenue are 100% generated from exempt income, the Company’s net operating loss is not eligible to be carried forward for further taxable profit offset. No deferred tax assets were recognized as of April 30, 2025 and October 31, 2024.

United States

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the group operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the group operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

i)	The components of the Group’s income tax provision are as follows:

	For the six months ended April 30,	For the six months ended April 30,
	2025	2024
Current	$1,280	$4,249
Deferred	-	(110)
Total	$1,280	$4,139

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — TAXES (continued)

ii)	The following table summarizes the Group’s deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	April 30, 2025	October 31, 2024
Deferred tax liability:
Depreciation for tangible assets	$107	$107
Total	$107	$107

The Group’s loss before income taxes consisted of:

	For the six months ended April 30,	For the six months ended April 30,
	2025	2024
Non-Singapore	$(14,394,078)	$(1,400,322)
Singapore	1,989,574	1,160,453
Total	$(12,404,504)	$(239,869)

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the six months ended April 30, 2025 and 2024.

	For the six months ended April 30,	For the six months ended April 30,
	2025	2024
Singapore Statutory income tax rate	17.0%	17.0%
Differential of local statutory tax rate	(19.7)%	(99.0)%
Effect of preferential tax rate	2.9%	88.9%
Non-taxable income	-%	-%
Non-deductible items and others *	(0.2)%	(8.6)%
Effective tax rate	-%	(1.7)%

*	Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purpose.

(b) Taxes payable

Taxes payable consist of the following:

	April 30, 2025	October 31, 2024
Income tax payable	$-	$7,756
Total taxes payable	$-	$7,756

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — EQUITY

Ordinary Shares

On January 3, 2025, at the Company’s Annual General Meeting of Shareholders, shareholders approved the proposed re-designation and re-classification of 497,500,000 Ordinary Shares of a par value of $0.0001 each in the capital of the Company (including all of the issued and outstanding shares) as 497,500,000 Class A Ordinary Shares, and a proposed re-designation and re-classification of 2,500,000 unissued Class A Ordinary Shares of a par value of $0.0001 each in the capital of the Company as 2,500,000 Class B Ordinary Shares, so that the authorized share capital of the Company is $50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of $0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of $0.0001 each. Class A Ordinary Shares and Class B Ordinary Shares have equal economic rights but unequal voting rights. Class A Ordinary Shares receive one vote each and Class B Ordinary Shares receive twenty votes each.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. In no event may Class A Ordinary Shares be converted into Class B Ordinary Shares. Subject to the Amended and Restated Memorandum and Articles, upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any person which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Shares as a result of which any person who is not an affiliate of such holder becomes a beneficial owners of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares.

On July 16, 2025, the Company held an Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, the shareholders voted to approve:

(1)	the proposal that every 25 issued and unissued Class A Ordinary Shares of a par value of US$0.0001 each and every 25 issued and unissued Class B Ordinary Shares of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 Class A Ordinary Share of a par value of US$0.0025 and 1 Class B Ordinary Share of a par value of US$0.0025, respectively (each a “Consolidated Share”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the third amended and restated Memorandum and Articles of Association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed from US$50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of US$0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of US$0.0001 each, to US$50,000 divided into 19,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000 Class B Ordinary Shares of a par value of US$0.0025 each; and

(2)	the proposal that effective immediately following the close of the Meeting, the authorized share capital of the Company be increased by the creation of an additional 470,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.0025 each to rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares, respectively (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company shall be changed from US$50,000 divided into 19,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000 Class B Ordinary Shares of a par value of US$0.0025 each, to US$1,250,000 divided into 489,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,100,000 Class B Ordinary Shares of a par value of US$0.0025 each; and

(3)	the proposal that effective immediately following the close of the Meeting, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association annexed to the notice of the Meeting. The Share Consolidation was effected as of the date of this report and the Company intends to go through standard Nasdaq procedures in order to effect the Share Consolidation.

All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the Share Consolidation.

As of April 30, 2025, the Company had an aggregate of 142,500,000 (post-reverse stock split adjusted 5,700,000) Ordinary Shares issued and outstanding, consisting of 140,000,000 (post-reverse stock split adjusted 5,600,000) Class A Ordinary shares and 2,500,000 (post-reverse stock split adjusted 100,000) Class B Ordinary Shares, respectively.

As of October 31, 2024, the Company had an aggregate of 117,885,481 (post-reverse stock split adjusted 4,715,419) Ordinary shares issued and outstanding, consisting of 117,885,481 (post-reverse stock split adjusted 4,715,419) Class A Ordinary shares and nil Class B Ordinary Shares, respectively.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — EQUITY (continued)

Class A Ordinary Shares issued in a private placement

On March 10, 2025, the Company closed a private placement with Speed Wealthy Ltd, a related party of the Company. The Company issued 1,699,618 Class A Ordinary Shares (post-reverse stock split adjusted 67,985) of the Company at a price of $2.62 per share (post-reverse stock split adjusted $65.5) for consideration of $4,452,999. On March 10, 2025, Speed Wealthy Ltd. and Topsheen Shipping Limited, which companies are related to Mr. Dong Zhang, and our company entered into an agreement, pursuant to which Speed Wealthy Ltd.’s payment obligation for the shares issued in the above private placement was fully satisfied by extinguishing the Company’s debt obligations to Topsheen Shipping Limited.

Class B Ordinary Share issued for warrants settlement

On March 24, 2025, the Company settled 3,345,698 (post-reverse stock split adjusted 133,828) warrants held by High-Trend by issuance of 2,500,000 (post-reverse stock split adjusted 100,000) Class B Ordinary Shares to High-Trend. These Class B Ordinary Shares carry the same economic rights as Class A Ordinary Shares but have 20 voting rights per share. Based on the valuation report issued by an independent valuation firm, the fair value of the 2,500,000 (post-reverse stock split adjusted 100,000) Class B Ordinary Shares approximated the fair value of the 3,345,698 (post-reverse stock split adjusted 133,828) warrants immediately before the exchange, as a result, the Company determined that there was no gain or loss to be recognized for the above transaction. The fair values of the warrants and Class B Ordinary Shares were determined using a Binomial Option pricing model, which is classified as a Level 3 measurement due to the use of significant unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value.

Class A Ordinary Shares issued for share-based compensation

During the six months ended April 30, 2025, the Company issued an aggregate of 10,754,224 (post-reverse stock split adjusted 430,169) Class A Ordinary Shares to certain directors, managers and consultant as compensation to replace their cash salaries and related compensations as well as provide incentives for future business development. The share awards are vested in accordance with the terms of their service contracts, which generally ranges from 1 to 3 years. The total fair value of the share award amounted to $24,291,685, determined based on the Company’s share price at grant date. For the six months ended April 30, 2025 and 2024, the Company recorded share-based compensation expenses of $14,245,605 and $81,546, respectively. As of April 30, 2025, the unrecognized share-based compensation expense related to unvested shares issued amounted to $15,767,848, which was considered as prepaid share-based compensation and recorded as a deferred compensation expense.

Warrants

On September 16, 2024, the Company closed a private placement financing of a senior unsecured original issue 25% discounted convertible promissory note (the “September 2024 Note”) with High-Trend and issued 24,045,181 warrants (post-reverse stock split adjusted 961,807) in connection with the September 2024 Note financing. Based on the valuation report conducted by an independent valuation firm, no residual value was allocated to these freestanding warrants. The warrants have a term of five years with an exercise price $0.166 per share (post-reverse stock split adjusted $4.15), subject to adjustment. The proceed from this financing was used for working capital purposes.

Modification

On March 24, 2025, the Company entered into an amended warrant agreement with High-Trend. The amendment provides that if at any time after the issuance date: (1) the VWAP of the Class A Ordinary Shares on each of any given five (5) consecutive trading day period is less than $2.60, or (2) the ADTC (defined as the number of Class A Ordinary Shares that, on average, change hands during a single trading day, as reported by Bloomberg) on each of any given five (5) consecutive trading day period is less than 500,000, the holder shall have the right, at any time thereafter, at the holder’s sole option to effect a cashless exercise (a “Cashless Exercise”), in whole or in part, to elect to receive one Class B Ordinary Share for each warrant being exercised in such Cashless Exercise (the “Amended warrant term”). The provisions of the amended warrant was unanimously approved by the board of directors of the Company. The amendment warrant also provided for additional antidilution rights to the holder in the event of a share combination, but such provision was ultimately waived by the holder.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — EQUITY (continued)

The Company accounted for the amended warrant agreement in accordance with ASC815-40-35-17(d). The excess between the fair value of the modified warrants and the fair value of the warrants immediately before modification was $2,930,495, assessed by an independent valuation firm. The excess fair value was recognized as a deemed dividend, which is treated as a reduction of income available to common stockholders in basic earnings per share in accordance with ASC260-10-45-15. The fair values of the warrants immediately prior to the modification and after the modification were determined using the Binomial Option Pricing Model by an independent valuation firm. The fair value of warrants represented Level 3 measurement as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value.

During six months ended April 30, 2025, 9,660,677 (post-reverse stock split adjusted 386,427) warrants were exercised and 3,345,698 (post-reverse stock split adjusted 133,828) warrants were settled for 2,500,000 (post-reverse stock split adjusted 100,000) Class B Ordinary Shares of the Company.

A summary of warrant activity was as follows:

		Weighted average	Weighted
	Number of	exercise price	average life	Expiration
	warrants	per hare	Years	dates
Balance of warrants outstanding as of October 31, 2023	-	-	-	-
- Warrants issued in connection with the September 2024 Note	961,807	4.15	5.0 years	September 15, 2029
Balance of warrants outstanding and exercisable as of October 31, 2024	961,807	4.15	4.9 years	-
Exercised	(520,255)	-	-	-
Balance of warrants outstanding and exercisable as of April 30, 2025	441,552	4.15	4.4 years	-

2022 Incentive Plan

The Company’s 2022 Share Incentive Plan (the “2022 Plan”) provides for the issuance of up to an aggregate of 3,349,520 (post-reverse stock split adjusted 133,981) Class A Ordinary Shares. The 2022 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent rights, restricted shares and restricted share units and other rights or benefits under the 2022 Plan. No share incentives were granted under the 2022 Plan as of April 30, 2025.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or liquidity.

Commitments

The Group had various outstanding bank loans (details refer to Note 7) and non-cancellable operating lease agreements (details refer to Note 8).

Note 13 — SUBSEQUENT EVENTS

The Company has assessed all events occurred from April 30, 2025 up through August 8, 2025, and determined that there are no other material subsequent events that require disclosure.